Annual Report

JUNE 30, 2008

Waddell & Reed Advisors Asset Strategy Fund



CONTENTS

3 President's Letter
5 Managers' Discussion
10 Illustration of Fund Expenses
12 Portfolio Highlights
14 Investments
26 Statement of Assets and Liabilities
27 Statement of Operations
28 Statement of Changes in Net Assets
29 Financial Highlights
33 Notes to Financial Statements
43 Report of Independent Registered Public Accounting Firm
44 Income Tax Information
45 Directors and Officers
52 Annual Privacy Notice
53 Proxy Voting Information
53 Quarterly Portfolio Schedule Information
54 Householding Notice
54 IRA Disclosure

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Asset Strategy Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Asset Strategy Fund, Inc. prospectus and current Fund performance information.

President's Letter

June 30, 2008



DEAR SHAREHOLDER:

A study this past winter by Standard & Poor's found that the U.S. stock market experienced more daily price volatility at the start of calendar year 2008 than at any point in the past seven decades. From our perspective, these do appear to be very challenging times for parts of the U.S. economy. At the same time, however, we are still seeing good long-term global growth, benefiting many American companies, and your investments.

Enclosed is our report on your Waddell & Reed Advisors Fund's operations for the 2008 fiscal year. For the 12 months ended June 30, 2008, the S&P 500 Index fell 13.13 percent while the Lehman Brothers Aggregate Bond Index rose 7.13 percent.

We are grateful for your confidence in our long-term ability to manage your assets. This is a challenging time. Many economic negatives are on America's front porch: a level of price weakness and foreclosure activity in U.S. housing markets not seen since the 1930s; a global credit crunch driven by an implosion of the subprime mortgage market; a U.S. dollar that is worth much less than just a few years ago; record-setting energy and food prices; and the strong probability of a recession this year.

The positives are more subtle: exports are strong; farmers are enjoying great prices for grain. Alternative energy and related technologies such as solar and wind power are booming. Tourists are flocking to our shores to take advantage of our cheap currency to shop.

Financial conditions such as we have experienced in the first six months of 2008 are unusual, but they are not unprecedented. In fact, after the Panic of 1907 involving a Wall Street bank that speculated on copper, Congress created the Federal Reserve. It will be important for the Fed to strike the right balance between keeping inflation in check and providing sufficient liquidity for financially sound businesses to help lead the U.S. economy on a path to recovery.

Today, for many people it is more difficult to buy a home or expand a consumer-focused business than it was just a year ago. As shown in the Economic Snapshot table on page four, the U.S. economy at June 30, 2008 is not in as good a shape as it was 12 months earlier. Oil prices have nearly doubled. Inflation is at the highest level since 1991 while the nation's unemployment rate is also higher. Economic growth is weak.

Economic Snapshot		
	6-30-2008	6–30–2007
U.S. unemployment rate	5.50%	4.50%
Inflation (U.S. Consumer Price Index)	5.00%	2.70%
U.S. GDP	1.90%	3.40%
30-year fixed mortgage rate	6.45%	6.63%
Oil price per barrel	$140.00	$70.68

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision.

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As we look ahead, we believe that the investing and economic climate will improve in time. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface and prosperity will be restored.

Our commitment

We believe that maintaining a well-rounded portfolio and prudent financial planning are essential elements for securing your long-term financial future. As investment managers since 1937, our organization has always been mindful that we are managing other people's money.

In this uncertain environment, we believe a very strong effort to manage risk takes precedence over the desire to maximize capital appreciation. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Managers' Discussion of Asset Strategy Fund

June 30, 2008







Below, Michael L. Avery, Daniel J. Vrabac and Ryan F. Caldwell, portfolio managers of Waddell & Reed Advisors Asset Strategy Fund, Inc., discuss positioning, performance and results for the fiscal year ended June 30, 2008. Mr. Avery and Mr. Vrabac have managed the Fund for 11 years and each have 29 years of industry experience. Mr. Caldwell has managed the Fund for one year and has 11 years of industry experience.

The Fund rose 27.85 percent (Class A shares at net asset value) for the 12 months ended June 30, 2008. This far outpaced the S&P 500 Index (reflecting the performance of large and medium-size U.S. stocks), which fell 13.13 percent for the same period. Our results were also more than the Citigroup Broad Investment Grade Index (generally reflecting the performance of the bond market), which increased 7.77 percent. Cash, as represented by the Citigroup Short-Term Index for 1 Month Certificates of Deposit, returned 4.33 percent for the period.

Multiple indexes are shown because the Fund invests in multiple asset classes. Please note that the Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund's peer group, the Lipper Flexible Portfolio Funds Universe Average (reflecting the universe of funds with similar investment objectives), declined 1.80 percent for the 12 months ended June 30, 2008.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar

Our global rebalancing perspective

Our highly flexible approach delivered solid, positive results that met the Fund's objectives. Equity and bond markets have deteriorated since October as:

- oil prices have soared to record highs
- the U.S. subprime mortgage crisis has evolved into a worldwide credit crunch
- the U.S. dollar has weakened in value against major currencies, and
- global inflation has accelerated, led by oil and food prices.

We positioned the Fund to benefit from global rebalancing, and took steps to protect assets from increased equity market volatility. Given the current geopolitical and market risks that we are aware of, we increased the size of our hedges in equity and currency markets. This strategy helped us substantially outpace our peer group.

Global rebalancing means that, in the long run, we expect better economic growth in the developing economies of the world versus established economies, especially the U.S. Consistent with this thematic approach, we

cut the Fund's position in U.S. equities in half this past year and reduced our exposure to Western Europe. We also substantially increased the Fund's position in gold during the first half of the fiscal year, and raised the Fund's cash position more than four-fold since the start of calendar year 2008. Although the price of gold has languished since peaking above $1,000 an ounce this past winter, we feel our gold bullion position provides a hedge against weakening currencies, especially the U.S. dollar.

Bond Portfolio Characteristics	
As of June 30, 2008	
Average maturity	0.86 years
Effective duration	0.16 years
Weighted average bond rating	AAA

From a sector/industry perspective, and consistent with our global rebalancing theme, the Fund's equity positioning differs significantly from the sector/industry composition of the S&P 500, which is made up of U.S.-domiciled securities. Generally speaking, at June 30, 2008, the Fund had higher weightings in materials and energy and much lower-than-index weightings in

Top 10 Equity Holdings
June 30, 2008

Company	Country	Sector
SPDR Gold Trust	United States	Raw Materials
Petroleo Brasileiro S.A. – Petrobras, ADR	Brazil	Energy
Monsanto Company	United States	Raw Materials
Bunge Limited	Bermuda	Consumer Non-Durables
Bolsa de Mercadorias & Futuros	Brazil	Financial Services
Schlumberger Limited	United States	Energy
Smith International, Inc.	United States	Energy
Transocean Inc.	United States	Energy
Wilmar International Limited	Singapore	Health Care
Deere & Company	United States	Capital Goods

June 30, 2007

Company	Country	Sector
CME Group Inc.	United States	Financial Services
Deutsche Borse AG	Germany	Financial Services
China Mobile Limited	China	Utilities
BHP Billiton Plc	Australia	Raw Materials
Rio Tinto plc	Great Britain	Raw Materials
UBS AG	Switzerland	Financial Services
Nintendo Co., Ltd.	Japan	Consumer Durables
Southern Copper Corporation	United States	Raw Materials
Singapore Exchange Limited	Singapore	Financial Services
Baker Hughes Incorporated	United States	Energy

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

information technology and health care stocks. During the year, our financial stock positioning, while higher than the S&P 500, benefited substantially from underweighting U.S.-based brokerages and regional banks that were hit with huge losses from subprime mortgages. Toward the end of the year we also reduced our position in certain overseas markets, taking profits.

A review of our thematic approach

This past year we found additional opportunities to take advantage of economic growth outside the U.S., including Brazil, India and Russia. We also maintained a position in China. Our primary investment themes remained consistent, while our sub-themes continued to evolve. We saw multiple global trends play out, including:

- Global gross domestic product (GDP) rebalancing in Asia and the Middle East continued as the U.S. tipped toward recession
- Growth in per capita incomes in developing countries, resulting in higher demand and prices for energy, food and metals
- Sovereign wealth funds in Asia gained additional clout as a source of liquidity and equity for cash-strapped U.S. financial services firms
- High U.S. fiscal and trade imbalances helped erode the value of the dollar to record lows against the Euro.

Global rebalancing themes have driven our investment strategy for several years now. Sub-themes continue to evolve and impact our overall strategy. To help manage the risks associated with our approach, we use futures contracts, and these were effective as the U.S. equity market dropped about 20 percent from October 2007 through late June 2008. A risk to the Fund of using futures as a hedge against a market decline is that they will offset positive performance elsewhere in the Fund should the markets underlying the futures positions rise instead of fall.

Given our negative view on the U.S. dollar, we also maintain a sizable non-U.S. dollar currency exposure. There is potential risk to the Fund's performance if the U.S. dollar should happen to generally rise versus other currencies rather than fall. Generally speaking, when the reported economic numbers in the U.S. appear to weaken, the dollar has sold off considerably. We anticipate this pattern may continue.

Our outlook

The results of this past year should be viewed from a perspective of humility. We were in the right places in the world at the right time and had appropriate downside protection as the U.S., European and certain emerging markets weakened. We effectively capitalized on a confluence of global trends, some positive, others negative. Our success at Fund positioning this past year is not something we can guarantee going forward. In fact, we think the road ahead will be quite challenging, and the negative results that are a normal part of long-term investing will be in our path.

Our team takes many overseas trips in which we gain not only security-specific insight, but also a cultural and economic perspective that informs our judgment about the ambitions and values of the 95 percent of the world's population that lives outside the U.S. In the coming months, we see two important global risks: the ongoing credit crisis and demand destruction as a result of rising commodity prices. Money is tight, and could get tighter. Corporate interest rates and mortgage rates are for the most part higher today than at the beginning of the credit problems in the summer of 2007. Since credit is the lifeblood of any economy, we feel that the longer the credit crisis continues, the more problematic it becomes for global growth and financial markets.

At the same time, we feel the world has put off dealing with inflation for too long. We may have already passed the critical point where more timely policy action could have reduced the threat to global growth. Therefore, we feel there is a significant probability that policy tightening over the next 12 months will send global gross domestic product (GDP) growth lower. Prices may get so high that industrial and consumer demand falls apart, leading to a global slowdown. However, shortages of food and energy may persist. This environment has influenced our decision to maintain the largest cash position in the portfolio in several years. Our best ally going forward may be our ability to carefully balance a healthy skepticism for cyclical forces and structural imbalances in America and abroad with prudent optimism about the long-term future of our planet.

The Fund's performance noted above is at net asset value (NAV) and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

Fixed income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Fund's portfolio.

Comparison of Change in Value of $10,000 Investment

———	Waddell & Reed Advisors Asset Strategy Fund, Inc., Class A Shares[1].	$34,781
— — -	S&P 500 Index	$14,747
— — —	Citigroup Broad Investment Grade Index	$16,816
– – – –	Citigroup Short-Term Index for 1 Month Certificates of Deposit. . . .	$14,396
- - - - - -	Lipper Flexible Portfolio Funds Universe Average	$19,512



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]				
	Class A	Class B	Class C	Class Y
1-year period ended 6-30-08	20.50%	22.94%	26.95%	28.31%
5-year period ended 6-30-08	19.66%	19.97%	20.11%	21.51%
10-year period ended 6-30-08	12.91%	—	—	14.00%
Since inception of Class[3] through 6-30-08	—	14.10%	14.20%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

(3)10-6-99 for Class B shares and 10-5-99 for Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

ASSET STRATEGY FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2008.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended June 30, 2008	Beginning Account Value 12-31-07	Ending Account Value 6-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,000.80	1.15%	$5.70
Class B.	1,000	997.60	1.99	9.89
Class C	1,000	996.80	1.94	9.68
Class Y.	1,000	1,002.40	0.88	4.41
Based on 5% Return[2]				
Class A.	$1,000	$1,019.15	1.15%	$5.75
Class B.	1,000	1,014.98	1.99	9.97
Class C	1,000	1,015.19	1.94	9.77
Class Y.	1,000	1,020.46	0.88	4.45

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended June 30, 2008, and divided by 366.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF ASSET STRATEGY FUND

Portfolio Highlights

On June 30, 2008, Waddell & Reed Advisors Asset Strategy Fund, Inc. had net assets totaling $3,510,109,198 invested in a diversified portfolio of:

40.87%	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts
25.09%	Foreign Common Stocks
17.59%	Domestic Common Stocks
7.04%	Bullion (Gold)
4.63%	United States Government and Government Agency Obligations
1.94%	Foreign Corporate Debt Securities
1.87%	Other Government Securities
0.82%	Foreign Preferred Stocks
0.15%	Domestic Corporate Debt Securities

As a shareholder of the Fund, for every $100 you had invested on June 30, 2008, your Fund was invested by industry and geographic region, respectively, as follows:

Asset Allocation



	Stocks	**$43.50**
■	Energy Stocks.	$ 8.73
■	Raw Materials Stocks	$ 8.59
■	Capital Goods Stocks	$ 5.66
■	Consumer Nondurables Stocks	$ 5.04
■	Business Equipment and Services Stocks	$ 4.14
■	Miscellaneous Stocks[1]	$ 3.73
■	Utilities Stocks.	$ 2.97
■	Financial Services Stocks.	$ 2.40
■	Multiple Industry Stocks	$ 2.24
■	**Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts**	**$40.87**
	Bonds	**$ 8.59**
☐	United States Government and Government Agency Obligations . . .	$ 4.63
■	Corporate Debt Securities	$ 2.09
■	Other Government Bonds.	$ 1.87
■	**Bullion (Gold)**.	**$ 7.04**

[1]Includes $1.18 Health Care Stocks, $0.39 Shelter Stocks, $0.72 Technology Stocks and $1.44 Transportation Stocks.

Country Weightings



Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	**$40.87**
North America	**$23.14**
United States	$22.37
Other North America[1]	$ 0.77
Pacific Basin	**$10.08**
China	$ 2.99
Other Pacific Basin[2]	$ 2.95
Singapore	$ 2.17
India	$ 1.97
Europe	**$ 8.50**
Other Europe[3]	$ 5.59
Russia	$ 2.91
Gold Bullion	**$ 7.04**
South America	**$ 6.95**
Brazil	$ 6.87
Chile	$ 0.08
Bahamas/Caribbean	**$ 3.26**
Other (Egypt)	**$ 0.16**

(1)Includes $0.45 Canada and $0.32 Mexico.

(2)Includes $0.69 Australia, $0.45 Hong Kong, $0.75 Japan, $0.92 Malaysia and $0.14 Vietnam.

(3)Includes $0.98 France, $1.59 Germany, $0.25 Luxembourg, $1.45 Norway, $0.08 Poland and $1.24 United Kingdom.

The Investments of Asset Strategy Fund

June 30, 2008

BULLION – 7.04%	Troy Ounces	Value
Gold	266,913	$ 247,254,921
(Cost: $191,945,419)		

COMMON STOCKS	Shares	
Business Equipment and Services – 4.14%		
Bucyrus International, Inc., Class A.	373,327	27,243,538
Ctrip.com International, Ltd.	650,167	29,767,896
Indofood Agri Resources Ltd. (A)*	6,384,000	11,965,161
IntercontinentalExchange, Inc.*	268,690	30,630,660
Jacobs Engineering Group Inc.*	247,926	20,007,628
New Oriental Education & Technology		
Group Inc., ADR*	440,276	25,720,924
		145,335,807
Capital Equipment – 3.30%		
Deere & Company (B)	476,117	34,342,319
Foster Wheeler Ltd.*	194,824	14,227,997
Jain Irrigation Systems Limited (A)	436,500	4,948,860
Joy Global Inc.	252,275	19,143,888
Manitowoc Company, Inc. (The).	404,755	13,166,680
SeaDrill Limited (A)	975,943	29,844,326
		115,674,070
Chemicals – Petroleum and Inorganic – 2.37%		
Monsanto Company (B).	493,131	62,351,484
Yara International ASA (A)	236,305	20,924,675
		83,276,159
Cosmetics and Toiletries – 0.32%		
Hengan International Group Company Limited (A) . . .	3,838,000	11,321,171
Electronic Instruments – 0.72%		
Applied Materials, Inc.	1,317,247	25,152,831
Food and Related – 3.03%		
Bunge Limited	558,936	60,191,818
Kuala Lumpur Kepong Berhad (A).	2,685,250	14,463,780
Perdigao S.A. (A)	1,165,900	31,556,610
		106,212,208
Hospital Supply and Management – 1.18%		
Wilmar International Limited (A).	11,139,000	41,426,879

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2008

COMMON STOCKS (Continued)	Shares	Value
Mining – 2.39%		
BHP Billiton Plc (A)	575,308	$ 24,101,464
Cameco Corporation (A)	369,137	15,855,841
Rio Tinto plc (A)	199,426	23,869,153
Southern Copper Corporation	187,015	19,941,409
		83,767,867
Multiple Industry – 2.10%		
IOI Corporation Berhad (A)	7,838,005	17,870,891
Keppel Corporation Limited (A)	2,796,000	22,893,271
Reliance Industries Limited (A)	676,521	32,943,939
		73,708,101
Non-Residential Construction – 2.36%		
China Communications Construction Company		
Limited, H Shares (A)	16,268,000	27,832,264
Fluor Corporation	123,541	22,988,509
Kurita Water Industries Ltd. (A)	709,800	26,270,321
Orascom Construction Industries Company		
(OCI), GDR (A)	41,750	5,719,750
		82,810,844
Petroleum – Domestic – 1.00%		
OAO NOVATEK, GDR (A)	330,450	28,716,105
OGX Petroleo e Gas (A)(C)*	7,900	6,243,666
		34,959,771
Petroleum – International – 3.74%		
Apache Corporation (B)	184,158	25,597,962
CNOOC Limited (A)	8,615,000	14,827,446
Devon Energy Corporation	206,720	24,839,475
Petroleo Brasileiro S.A. – Petrobras, ADR	932,013	66,014,481
		131,279,364
Petroleum – Services – 3.99%		
Schlumberger Limited	461,086	49,534,469
Smith International, Inc. (B)	549,717	45,703,471
Transocean Inc. (B)	295,098	44,969,984
		140,207,924
Railroad – 1.41%		
ALL – America Latina Logistica S.A. (A)	1,174,500	14,975,223
ALSTOM (A)	148,687	34,335,615
		49,310,838
Real Estate Investment Trust – 0.39%		
Agile Property Holdings Limited (A)	15,742,000	**13,728,635**

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2008

COMMON STOCKS (Continued)	Shares	Value
Security and Commodity Brokers – 2.40%		
Bolsa de Mercadorias & Futuros (A)	6,924,100	$ 59,648,070
Bolsa de Valores de Sao Paulo (A)	1,988,400	24,558,867
		84,206,937
Steel – 0.78%		
Evraz Group S.A., GDR (A)	235,350	27,418,275
Tobacco – 0.87%		
Philip Morris International Inc.*	618,289	30,537,294
Trucking and Shipping – 0.03%		
Shun Tak Holdings Limited (A).	1,182,000	1,106,621
Utilities – Electric – 0.89%		
International Power plc (A).	1,836,620	15,803,602
TATA POWER COMPANY LIMITED (THE) (A)	633,675	15,567,565
		31,371,167
Utilities – Telephone – 2.08%		
China Mobile Limited (A)	2,409,000	32,378,492
Mobile TeleSystems OJSC, ADR.	96,436	7,387,962
Open Joint Stock Company "Vimpel-Communications", ADR	601,296	17,846,465
Reliance Communication Ventures Limited (A)	1,503,978	15,478,477
		73,091,396
TOTAL COMMON STOCKS – 39.49%		**$1,385,904,159**
(Cost: $1,138,509,512)		
PREFERRED STOCKS – 0.82%		
Food and Related		
Sadia S.A. (A).	4,084,196	$ 28,916,240
(Cost $30,597,995)		
INVESTMENT FUNDS		
Gold and Precious Metals – 3.05%		
SPDR Gold Trust*.	1,171,200	107,047,680
Multiple Industry – 0.14%		
Vietnam Azalea Fund Limited (D)(E)*	1,100,000	4,785,000
TOTAL INVESTMENT FUNDS – 3.19%		**$ 111,832,680**
(Cost: $90,667,513)		

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2008

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Banks – 0.12%		
Norilsk Nickel Finance Luxembourg S.A.,		
7.125%, 9–30–09	$3,000	$ 3,065,700
PT Bank Rakyat Indonesia (Persero),		
7.75%, 10–30–13	1,000	982,172
		4,047,872
Beverages – 0.08%		
Central European Distribution Corporation,		
8.0%, 7–25–12 (F)(G)	EUR1,800	2,763,170
Finance Companies – 0.25%		
C5 Capital (SPV) Limited,		
6.196%, 12–31–49 (C)	$3,750	3,618,787
Russian Standard Bank:		
7.5%, 10–7–10	2,000	1,862,780
7.5%, 10–7–10 (C)	950	894,473
Toyota Motor Credit Corporation,		
5.48%, 1–18–15 (H)	2,400	2,388,360
		8,764,400
Forest and Paper Products – 0.04%		
Sino-Forest Corporation,		
9.125%, 8–17–11 (C)	1,325	1,339,906
Homebuilders, Mobile Homes – 0.05%		
Desarrolladora Homex, S.A. de C.V.,		
7.5%, 9–28–15	1,600	1,608,000
Mining – 0.11%		
Vedanta Resources plc,		
6.625%, 2–22–10 (C)	3,900	3,870,750
Motor Vehicles – 0.07%		
Hyundai Motor Company,		
5.3%, 12–19–08 (F)	2,600	2,601,680

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Steel – 0.35%		
Evraz Group S.A.:		
8.875%, 4–24–13 (C)	$ 9,000	$ 9,010,800
8.25%, 11–10–15	3,500	3,425,625
		12,436,425
Trucking and Shipping – 0.36%		
Ultrapetrol (Bahamas) Limited,		
9.0%, 11–24–14	13,500	**12,757,500**
Utilities – Electric – 0.35%		
CESP – Companhia Energetica de Sao Paulo,		
9.75%, 1–15–15 (F)(G)	BRL14,000	9,293,918
Empresa Nacional de Electricidad S.A.,		
7.75%, 7–15–08	$ 2,800	2,796,469
		12,090,387
Utilities – Telephone – 0.31%		
Mobile TeleSystems OJSC,		
8.7%, 6–12–18 (G)	RUB200,000	8,518,567
Open Joint Stock Company "Vimpel-Communications",		
8.0%, 2–11–10	$ 2,450	2,474,500
		10,993,067
TOTAL CORPORATE DEBT SECURITIES – 2.09%		**$ 73,273,157**
(Cost: $70,870,635)		

OTHER GOVERNMENT SECURITIES		
Germany – 1.59%		
Bundesobligation,		
3.5%, 10–9–09 (G)	EUR36,000	**55,840,980**
Mexico – 0.28%		
United Mexican States Government Bonds,		
9.0%, 12–24–09 (G)	MXN100,000	**9,757,493**
TOTAL OTHER GOVERNMENT SECURITIES – 1.87%		**$ 65,598,473**
(Cost: $60,081,275)		

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Mortgage-Backed Obligations – 0.62%		
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO (Interest Only) (I):		
5.5%, 9–15–17	$3,257	$ 434,599
5.0%, 11–15–17	1,645	197,874
5.0%, 4–15–19	1,994	257,971
5.0%, 4–15–19	966	122,165
5.0%, 7–15–21	1,226	30,046
5.0%, 6–15–22	80	7
5.0%, 7–15–22	780	872
5.0%, 11–15–22	1,174	144,259
5.0%, 1–15–23	405	2,253
5.5%, 3–15–23	2,188	467,556
5.0%, 4–15–23	720	21,464
5.0%, 5–15–23	1,791	216,768
5.0%, 8–15–23	1,340	170,898
5.5%, 11–15–23	4,311	117,481
5.5%, 11–15–23	1,949	63,933
5.0%, 9–15–24	2,176	73,943
5.5%, 9–15–24	1,032	39,248
5.5%, 4–15–25	407	41,716
5.5%, 4–15–25	667	34,188
5.0%, 9–15–25	4,224	135,771
5.5%, 10–15–25	7,666	1,817,900
5.0%, 4–15–26	4,374	195,133
5.0%, 10–15–28	2,054	313,991
5.5%, 2–15–30	1,234	114,095
5.0%, 8–15–30	2,084	172,674
5.5%, 3–15–31	1,731	185,246
5.5%, 10–15–32	4,920	951,115
5.5%, 5–15–33	3,662	951,006
6.0%, 11–15–35	2,552	690,299

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO (Interest Only) (I):		
5.5%, 11–25–17	$ 723	$ 33,064
5.0%, 5–25–22	971	147,733
5.0%, 7–25–23	9,940	1,866,384
5.0%, 8–25–23	3,042	400,380
5.0%, 11–25–23	2,541	327,831
5.5%, 9–25–25	783	25,894
5.5%, 11–25–25	2,327	77,411
5.0%, 9–25–30	4,268	577,169
5.5%, 6–25–33	2,587	578,380
5.5%, 8–25–33	5,704	1,287,192
5.5%, 12–25–33	4,407	718,923
5.5%, 4–25–34	6,749	1,711,859
5.5%, 11–25–36	7,226	1,879,344
Government National Mortgage Association Agency REMIC/CMO (Interest Only) (I):		
5.0%, 1–20–30	3,977	324,758
5.0%, 6–20–31	4,081	412,396
5.5%, 3–20–32	2,957	465,487
5.0%, 7–20–33	1,019	181,948
5.5%, 11–20–33	4,015	669,414
5.5%, 6–20–35	2,673	687,057
5.5%, 7–20–35	1,792	437,785
5.5%, 7–20–35	2,085	262,662
5.5%, 10–16–35	2,823	710,148
		21,747,690
Treasury Obligations – 4.01%		
United States Treasury Notes:		
4.125%, 8–15–08	32,500	32,591,390
4.875%, 1–31–09 (B)	29,000	29,462,202
4.5%, 3–31–09 (B)	17,500	17,780,280
4.625%, 7–31–09 (B)	17,500	17,915,625
4.0%, 8–31–09 (B)	24,000	24,457,488
4.5%, 5–15–10 (B)	18,000	18,639,846
		140,846,831
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 4.63%		**$ 162,594,521**

(Cost: $158,517,935)

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2008

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – 0.47%	Face Amount in Thousands	Value
British Pound, 1–12–09 (short) (G)	GBP5,566	$ (87,351)
Chinese Yuan Renminbi, 8–11–08 (long) (G)	CNY611,000	3,193,184
Chinese Yuan Renminbi, 8–18–08 (long) (G)	268,482	944,166
Chinese Yuan Renminbi, 6–17–09 (long) (G)	81,300	227,438
Chinese Yuan Renminbi, 11–9–09 (long) (G)	204,000	1,182,700
Chinese Yuan Renminbi, 6–17–10 (long) (G)	280,000	854,139
Chinese Yuan Renminbi, 6–18–10 (long) (G)	110,200	97,666
Chinese Yuan Renminbi, 6–21–10 (long) (G)	165,000	32,614
Russian Ruble, 8–20–08 (long) (G)	RUB1,317,400	4,989,652
Russian Ruble, 9–22–08 (long) (G)	734,000	2,126,554
Russian Ruble, 11–14–08 (long) (G)	380,800	770,781
Russian Ruble, 1–13–09 (long) (G)	733,000	1,363,619
Russian Ruble, 2–6–09 (long) (G)	154,000	403,100
Russian Ruble, 3–5–09 (long) (G)	70,000	136,341
Russian Ruble, 5–15–09 (long) (G)	169,000	180,090
Russian Ruble, 6–16–09 (long) (G)	1,305,000	560,750
Russian Ruble, 6–25–09 (long) (G)	1,740,000	381,389
Singapore Dollar, 8–21–08 (long) (G)	SGD46,900	2,784,362
Switzerland Franc, 4–16–09 (long) (G)	CHF111,000	1,265,981
Switzerland Franc, 4–16–09 (long) (G)	66,900	(903,815)
Switzerland Franc, 5–6–09 (long) (G)	36,700	1,187,867
United Arab Emirates Dirham, 11–10–08 (long) (G) . .	AED216,300	(448,923)
United Arab Emirates Dirham, 11–17–08 (long) (G) . .	222,300	(1,304,767)
United Arab Emirates Dirham, 5–4–09 (long) (G)	36,000	(110,773)
United Arab Emirates Dirham, 5–21–09 (long) (G) . . .	27,800	(70,772)
United Arab Emirates Dirham, 1–14–10 (long) (G) . . .	61,400	(325,378)
United Arab Emirates Dirham, 1–19–10 (long) (G) . . .	80,000	(444,110)
United Arab Emirates Dirham, 3–3–10 (long) (G)	9,300	(71,473)
United Arab Emirates Dirham, 3–11–10 (long) (G) . . .	201,200	(1,883,242)
United Arab Emirates Dirham, 3–24–10 (long) (G) . . .	32,200	(408,809)
		$ 16,622,980

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Commercial Paper		
3M Company,		
2.08%, 7–25–08	$ 6,429	6,420,085
E.I. du Pont de Nemours and Company,		
2.09%, 7–10–08	9,000	8,995,297
Johnson & Johnson,		
2.0%, 7–8–08	22,000	21,991,444

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2008

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Kimberly-Clark Worldwide Inc.,		
2.08%, 7–10–08	$ 9,000	$ 8,995,320
Nestle Finance International Ltd.,		
2.17%, 7–15–08	5,000	4,995,781
Siemens Capital Corp.,		
2.07%, 7–9–08	7,713	7,709,452
Total Commercial Paper – 1.68%		**59,107,379**
Repurchase Agreements		
J.P. Morgan Securities Inc., 1.4% Repurchase Agreement dated 6–30–08 to be repurchased at $69,369,698 on 7–1–08 (J)	69,367	**69,367,000**
J.P. Morgan Securities Inc., 1.4% Repurchase Agreement dated 6–30–08 to be repurchased at $26,701,038 on 7–1–08 (K)	26,700	**26,700,000**
J.P. Morgan Securities Inc., 1.4% Repurchase Agreement dated 6–30–08 to be repurchased at $4,541,177 on 7–1–08 (L)	4,541	**4,541,000**
Total Repurchase Agreements – 2.87%		**100,608,000**
United States Government Obligations		
United States Treasury Bills:		
1.52%, 7–10–08	10,000	9,996,200
1.55%, 7–10–08	30,000	29,988,375
1.72%, 7–17–08	20,000	19,984,711
1.9%, 7–17–08	15,000	14,987,333
1.4%, 7–31–08	25,000	24,970,833
1.5%, 7–31–08	46,000	45,942,500
1.6%, 8–7–08	30,000	29,950,667
1.6%, 8–14–08	25,000	24,951,111
1.75%, 8–14–08	20,000	19,957,222
1.69%, 8–21–08	30,000	29,928,175
1.74%, 8–28–08	15,000	14,957,950
1.93%, 9–11–08	35,000	34,864,900
1.8%, 9–18–08	10,000	9,960,500
1.825%, 9–18–08	26,000	25,895,874

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2008

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
United States Government Obligations (Continued)		
United States Treasury Bills: (Continued)		
1.93%, 9–18–08	$50,000	$ 49,788,236
1.94%, 9–18–08	50,000	49,787,139
1.955%, 9–18–08	15,000	14,935,648
1.96%, 9–18–08	10,000	9,956,989
2.0%, 9–18–08	35,000	34,846,389
1.91%, 10–2–08	15,000	14,925,988
1.94%, 10–2–08	20,000	19,899,767
1.96%, 10–2–08	45,000	44,772,150
1.9%, 10–9–08	35,000	34,815,278
1.97%, 10–16–08	15,000	14,912,171
1.985%, 10–16–08	15,500	15,408,552
1.93%, 10–30–08	10,000	9,935,131
1.98%, 10–30–08	7,000	6,953,415
1.89%, 11–6–08	25,015	24,846,899
1.95%, 11–6–08	15,000	14,896,000
2.135%, 11–6–08	30,000	29,772,267
2.11%, 11–13–08	10,000	9,920,875
2.15%, 11–13–08	50,000	49,596,875
2.21%, 11–13–08	15,000	14,875,688
1.95%, 11–20–08	15,000	14,884,625
2.16%, 11–20–08	70,000	69,403,600
1.94%, 12–4–08	34,000	33,714,173
2.0%, 12–4–08	75,000	74,350,001
2.085%, 12–4–08	40,000	39,638,600
2.11%, 12–4–08	35,000	34,679,983
2.255%, 12–4–08	30,000	29,706,850
2.13%, 12–11–08	15,000	14,855,338
2.16%, 12–11–08	55,000	54,462,100
2.22%, 12–11–08	40,000	39,597,934
2.205%, 12–18–08	20,000	19,791,750
2.245%, 12–26–08	20,000	19,777,995
Total United States Government Obligations – 35.50%		**1,246,044,757**
TOTAL SHORT-TERM SECURITIES – 40.05%		**$1,405,760,136**

(Cost: $1,405,760,136)

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2008

	Value
TOTAL INVESTMENT SECURITIES – 99.65%	**$3,497,757,267**
(Cost: $3,146,950,420)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.35%	**12,351,931**
NET ASSETS – 100.00%	**$3,510,109,198**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities serve as collateral for the following open futures contracts at June 30, 2008. (See Note 7 to Financial Statements.):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation
Dow Jones Euro STOXX 50 Index	Short	9–19–08	3,317	$ (176,519,508)	$10,171,927
FTSE 100 Index	Short	9–19–08	3,138	(353,021,093)	11,964,272
Hang Seng H-Shares Index	Short	7–31–08	2,060	(157,130,399)	3,984,747
Hang Seng Index	Short	7–31–08	1,227	(174,043,669)	4,801,125
Russell 2000 E-Mini Index	Short	9–19–08	2,505	(173,270,850)	8,077,978
S&P 500 E-Mini Index	Short	9–19–08	10,887	(697,366,785)	36,212,898
S&P ASX 200 Index	Short	9–19–08	2,759	(343,377,311)	13,337,837
				$ (2,074,729,615)	$88,550,784

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At June 30, 2008, the total value of these securities amounted to $24,978,382 or 0.71% of net assets.

(D) Deemed to be an affiliate due to the Fund owning at least five percent of the voting securities. The Fund and other mutual funds managed by its investment manager, Waddell & Reed Investment Management Company, or other related parties together own 30% of the outstanding shares of this security at June 30, 2008. (See Note 9 to Financial Statements.)

The Investments of Asset Strategy Fund

June 30, 2008

Notes to Schedule of Investments (Continued)

(E) Restricted security. At June 30, 2008, the following restricted security was owned:

Security	Acquisition Date	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–14–07	1,100,000	$6,380,000	$4,785,000

The total value of this security represented approximately 0.14% of net assets at June 30, 2008.

(F) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At June 30, 2008, the total value of these securities amounted to $14,658,768 or 0.42% of net assets.

(G) Principal amounts are denominated in the indicated foreign currency, where applicable (AED – United Arab Emirates Dirham, BRL – Brazilian Real, CHF – Switzerland Franc, CNY – Chinese Yuan Renminbi, EUR – Euro, GBP – British Pound, MXN – Mexican Peso, RUB – Russian Ruble, SGD – Singapore Dollar).

(H) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2008.

(I) Amount shown in principal column represents notional amount for computation of interest.

(J) Collateralized by $52,030,000 United States Treasury Bond, 8.750% due 5–15–17; market value and accrued interest aggregate $70,696,668.

(K) Collateralized by $19,502,000 United States Treasury Bond, 8.875% due 8–15–17; market value and accrued interest aggregate $27,227,095.

(L) Collateralized by $3,316,000 United States Treasury Bond, 9.250% due 2–15–16; market value and accrued interest aggregate $4,633,224.

See Note 1 to Financial Statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to Financial Statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

ASSET STRATEGY FUND
June 30, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities—at value (Notes 1 and 3):	
Securities (cost – $2,848,017).	$3,145,109
Bullion (cost – $191,945).	247,255
Repurchase agreement (cost – $100,608)	100,608
Affiliated company (cost – $6,380) (Note 9)	4,785
	3,497,757
Cash.	25,398
Cash denominated in foreign currencies (cost – $11,778)	11,125
Receivables:	
Investment securities sold	15,982
Dividends and interest	9,846
Fund shares sold	6,959
Prepaid and other assets	161
Total assets	3,567,228

LIABILITIES

Payable for investment securities purchased	46,954
Payable to Fund shareholders.	4,834
Payable for variation margin (Note 7)	3,485
Accrued distribution and service fees (Note 2)	662
Accrued shareholder servicing (Note 2)	525
Accrued management fee (Note 2).	60
Accrued accounting services fee (Note 2)	22
Other	577
Total liabilities.	57,119
Total net assets	$3,510,109

NET ASSETS

$0.01 par value capital stock:	
Capital stock.	$ 2,762
Additional paid-in capital	2,522,370
Accumulated undistributed income:	
Accumulated undistributed net investment income.	8,500
Accumulated undistributed net realized gain on investment transactions	536,970
Net unrealized appreciation in value of investments.	439,507
Net assets applicable to outstanding units of capital.	$3,510,109
Net asset value per share (net assets divided by shares outstanding):	
Class A	$12.72
Class B	$12.55
Class C	$12.56
Class Y.	$12.75
Capital shares outstanding:	
Class A	249,747
Class B	14,592
Class C	9,875
Class Y.	1,993
Capital shares authorized	1,000,000

See Notes to Financial Statements.

Statement of Operations

ASSET STRATEGY FUND
For the Fiscal Year Ended June 30, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$ 25,227
Dividends (net of foreign withholding taxes of $1,055)	25,050
Total income	50,277
Expenses (Note 2):	
Investment management fee	19,433
Distribution and service fees:	
Class A	6,764
Class B	1,718
Class C	1,093
Shareholder servicing:	
Class A	4,418
Class B	432
Class C	231
Class Y	31
Custodian fees.	1,550
Accounting services fee	260
Legal fees	78
Audit fees.	18
Other	809
Total	36,835
Less expenses in excess of limit (Notes 2 and 11)	(100)
Total expenses.	36,735
Net investment income	13,542

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	369,637
Realized net gain on futures contracts	171,152
Realized net loss on written options	(1,473)
Realized net gain on swap agreements	7,437
Realized net gain on forward currency contracts	39,867
Realized net gain on foreign currency exchange transactions.	2,191
Realized net gain on investments	588,811
Unrealized depreciation in value of securities during the period*	(55,708)
Unrealized appreciation in value of futures contracts during the period	91,670
Unrealized appreciation in value of forward currency contracts during the period	23,525
Unrealized appreciation in value of foreign currency exchange transactions during the period.	98
Unrealized appreciation in value of investments during the period	59,585
Net gain on investments.	648,396
Net increase in net assets resulting from operations	$661,938

*Includes $1,375 in unrealized depreciation of affiliated security.

See Notes to Financial Statements.

Statement of Changes in Net Assets

ASSET STRATEGY FUND
(In Thousands)

	For the fiscal year ended June 30,	
	2008	**2007**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 13,542	$ 24,685
Realized net gain on investments	588,811	136,439
Unrealized appreciation.	59,585	158,687
Net increase in net assets resulting from operations.	661,938	319,811
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(20,673)	(3,936)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(198)	(36)
Realized gains on investment transactions:		
Class A	(143,144)	(221,351)
Class B	(9,546)	(17,170)
Class C	(5,779)	(9,921)
Class Y	(1,036)	(1,051)
	(180,376)	(253,465)
Capital share transactions (Note 5)	731,788	629,787
Total increase	1,213,350	696,133
NET ASSETS		
Beginning of period.	2,296,759	1,600,626
End of period.	$3,510,109	$2,296,759
Accumulated undistributed net investment income	$ 8,500	$ 18,342

(1)See "Financial Highlights" on pages 29 - 32.

See Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$10.59	$10.49	$ 7.80	$6.82	$6.41
Income from investment operations:					
Net investment income	0.05	0.12	0.06	0.06	0.04
Net realized and unrealized gain on investments.	2.87	1.45	2.92	1.08	0.44
Total from investment operations	2.92	1.57	2.98	1.14	0.48
Less distributions from:					
Net investment income	(0.10)	(0.03)	(0.03)	(0.06)	(0.07)
Capital gains	(0.69)	(1.44)	(0.26)	(0.10)	(0.00)
Total distributions	(0.79)	(1.47)	(0.29)	(0.16)	(0.07)
Net asset value, end of period.	$12.72	$10.59	$10.49	$7.80	$6.82
Total return[1]	27.85%	16.77%	38.80%	16.88%	7.49%
Net assets, end of period (in millions)	$3,178	$2,048	$1,409	$652	$472
Ratio of expenses to average net assets including expense waiver	1.15%	1.20%	1.23%	1.33%	1.37%
Ratio of net investment income to average net assets including expense waiver	0.53%	1.39%	0.72%	0.88%	0.62%
Ratio of expenses to average net assets excluding expense waiver	1.15%[2]	1.20%[2]	1.23%[3]	1.33%[3]	1.37%[3]
Ratio of net investment income to average net assets excluding expense waiver	0.53%[2]	1.39%[2]	0.72%[3]	0.88%[3]	0.62%[3]
Portfolio turnover rate.	110%	118%	116%	72%	206%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) The Fund's waiver provides no impact to the ratios due to rounding.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2008	2007	2006	2005	2004
Net asset value, beginning of period	$10.43	$10.41	$ 7.78	$6.82	$6.40
Income (loss) from investment operations:					
Net investment income (loss)	(0.04)	0.05	(0.01)	(0.00)	(0.02)
Net realized and unrealized gain on investments.	2.84	1.41	2.90	1.07	0.44
Total from investment operations	2.80	1.46	2.89	1.07	0.42
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)*
Capital gains	(0.68)	(1.44)	(0.26)	(0.10)	(0.00)
Total distributions	(0.68)	(1.44)	(0.26)	(0.11)	(0.00)*
Net asset value, end of period.	$12.55	$10.43	$10.41	$7.78	$6.82
Total return	26.94%	15.73%	37.60%	15.77%	6.63%
Net assets, end of period (in millions)	$183	$147	$120	$76	$62
Ratio of expenses to average net assets including expense waiver	1.99%	2.07%	2.10%	2.22%	2.27%
Ratio of net investment income (loss) to average net assets including expense waiver	–0.33%	0.51%	–0.18%	–0.02%	–0.28%
Ratio of expenses to average net assets excluding expense waiver	1.99%[1]	2.07%[1]	2.10%[2]	2.22%[2]	2.27%[2]
Ratio of net investment income (loss) to average net assets excluding expense waiver	–0.33%[1]	0.51%[1]	–0.18%[2]	–0.02%[2]	–0.28%[2]
Portfolio turnover rate.	110%	118%	116%	72%	206%

*Not shown due to rounding.
[1] The Fund's waiver provides no impact to the ratios due to rounding.
[2] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$10.44	$10.41	$ 7.78	$6.82	$6.40
Income (loss) from investment operations:					
Net investment income (loss)	(0.04)	0.05	(0.01)	(0.00)	(0.01)
Net realized and unrealized gain on investments.	2.85	1.42	2.90	1.07	0.44
Total from investment operations	2.81	1.47	2.89	1.07	0.43
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)
Capital gains	(0.69)	(1.44)	(0.26)	(0.10)	(0.00)
Total distributions	(0.69)	(1.44)	(0.26)	(0.11)	(0.01)
Net asset value, end of period	$12.56	$10.44	$10.41	$7.78	$6.82
Total return	26.95%	15.82%	37.60%	15.79%	6.71%
Net assets, end of period (in millions)	$124	$87	$65	$28	$20
Ratio of expenses to average net assets including expense waiver	1.95%	2.02%	2.06%	2.18%	2.22%
Ratio of net investment income (loss) to average net assets including expense waiver	–0.28%	0.56%	–0.11%	0.04%	–0.23%
Ratio of expenses to average net assets excluding expense waiver	1.95%[1]	2.02%[1]	2.06%[2]	2.18%[2]	2.22%[2]
Ratio of net investment income (loss) to average net assets excluding expense waiver	–0.28%[1]	0.56%[1]	–0.11%[2]	0.04%[2]	–0.23%[2]
Portfolio turnover rate	110%	118%	116%	72%	206%

(1)The Fund's waiver provides no impact to the ratios due to rounding.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$10.61	$10.51	$ 7.80	$6.82	$6.41
Income from investment operations:					
Net investment income	0.09	0.12	0.09	0.09	0.07
Net realized and unrealized gain on investments.	2.88	1.47	2.93	1.08	0.44
Total from investment operations	2.97	1.59	3.02	1.17	0.51
Less distributions from:					
Net investment income	(0.14)	(0.05)	(0.05)	(0.09)	(0.10)
Capital gains	(0.69)	(1.44)	(0.26)	(0.10)	(0.00)
Total distributions	(0.83)	(1.49)	(0.31)	(0.19)	(0.10)
Net asset value, end of period.	$12.75	$10.61	$10.51	$7.80	$6.82
Total return	28.31%	17.01%	39.30%	17.33%	7.92%
Net assets, end of period (in millions)	$25	$15	$7	$3	$2
Ratio of expenses to average net assets including expense waiver	0.89%	0.91%	0.92%	0.94%	0.97%
Ratio of net investment income to average net assets including expense waiver	0.81%	1.75%	1.03%	1.27%	1.03%
Ratio of expenses to average net assets excluding expense waiver	0.89%[1]	0.91%[1]	0.92%[2]	0.94%[2]	0.97%[2]
Ratio of net investment income to average net assets excluding expense waiver	0.81%[1]	1.75%[1]	1.03%[2]	1.27%[2]	1.03%[2]
Portfolio turnover rate.	110%	118%	116%	72%	206%

(1)The Fund's waiver provides no impact to the ratios due to rounding.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

June 30, 2008

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Asset Strategy Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide a high total return over the long term. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Gold bullion is valued at the last settlement price for current delivery as calculated by the Commodity Exchange, Inc. as of the close of that exchange. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency, prior to translation.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Forward foreign currency exchange contracts – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Fund's financial statements. Gains or losses are realized by the Fund at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the U.S. dollar. The Fund uses Forward Contracts to attempt to reduce the overall risk of its investments as well as for investment purposes.

E. Federal income taxes – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise continue to qualify as a regulated investment company under the Internal Revenue Code. Accordingly, provision has not been made for Federal income taxes. During the current fiscal year, the Fund instituted the provisions of Financial Accounting Standards Board No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). As required by FIN 48, management of the Fund periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of June 30, 2008, management believes that under this standard no liability for unrecognized tax positions is required. The Fund is subject to examination by U.S. federal and state authorities for returns filed for years after 2004. See Note 4 – Federal Income Tax Matters.

F. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At June 30, 2008, the Fund reclassified permanent differences relating to differing treatments on swap agreements. Net assets and net investment income were not affected by these reclassifications.

G. Repurchase agreements – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the Fund's custodian bank.

H. Concentration of Risk – The Fund may have a significant investment in international securities. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, investment and repatriation restrictions, and limited and less reliable investor information.

I. New Accounting Pronouncements – In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will institute the expanded financial statement disclosure mandated by SFAS No. 157 during the fiscal year ended June 30, 2009.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Fund will institute SFAS 161 during the fiscal year ending June 30, 2010 and its potential impact, if any, on the financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.70% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 11), the fee is as follows: 0.69% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion. During the fiscal year ended June 30, 2008, the amount waived (in thousands) was $100.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee. The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5792 for each shareholder account which was non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries, not to exceed $1.50 per shareholder account per month. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $12,420,012. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended June 30, 2008, W&R received $4,303, $83,415 and $16,961 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $7,893,754 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the fiscal year ended June 30, 2008, the Fund paid Directors' regular compensation of $144,002, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $2,482,361,175, while proceeds from maturities and sales aggregated $3,066,216,368. Purchases of U.S. government securities aggregated $160,282,090, while proceeds from maturities and sales aggregated $98,116,696. Included in these amounts is the additional purchase of an affiliated company of $5,060,000. No shares of affiliates were sold and no distributions were received during the period. See Note 9.

For Federal income tax purposes, cost of investments owned at June 30, 2008 was $3,170,864,860, resulting in net unrealized appreciation of $326,892,407, of which $430,098,685 related to appreciated securities and $103,206,278 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2008 and the related net capital losses and post-October activity were as follows:

Net ordinary income	$258,202,774
Distributed ordinary income	114,104,610
Undistributed ordinary income	187,169,754
Realized long-term capital gains	428,392,811
Distributed long-term capital gains	66,271,322
Undistributed long-term capital gains	428,392,811
Post-October losses deferred	2,392,638

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended June 30,	
	2008	2007
Shares issued from sale of shares:		
Class A	74,248	63,204
Class B	2,382	2,588
Class C	3,150	2,734
Class Y	731	779
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	12,941	23,648
Class B	728	1,835
Class C	455	1,054
Class Y	72	115
Shares redeemed:		
Class A	(30,948)	(27,700)
Class B	(2,609)	(1,861)
Class C	(2,082)	(1,675)
Class Y	(175)	(161)
Increase in outstanding capital shares	58,893	64,560
Value issued from sale of shares:		
Class A	$917,077	$634,849
Class B	29,084	25,785
Class C	38,520	27,236
Class Y	9,124	7,643
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	161,070	222,096
Class B	9,075	17,050
Class C	5,672	9,804
Class Y	892	1,087
Value redeemed:		
Class A	(379,609)	(278,665)
Class B	(31,696)	(18,682)
Class C	(25,319)	(16,757)
Class Y	(2,102)	(1,659)
Increase in outstanding capital	$731,788	$629,787

NOTE 6 – Options

Options purchased by the Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. When a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received. Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase the Fund's exposure to the underlying security (or basket of securities). Purchasing put options and writing call options may decrease the Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when the Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent the Fund enters into over-the-counter (OTC) option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions, for whatever reason, will be unable to meet their obligations under the terms of the transaction.

Transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2007	801	$ 143,379
Options written	19,498	15,398,892
Options terminated in closing purchase transactions	(20,299)	(15,542,271)
Options exercised	(—)	(—)
Options expired	(—)	(—)
Outstanding at June 30, 2008	(—)	$ (—)

NOTE 7 – Futures

No price is paid upon entering into a futures contract. Instead, upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount of cash or liquid securities equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Fund as unrealized gains or losses. Upon the closing of the contract, the cumulative net change in the variation margin is recorded as realized gain or loss. The Fund uses futures to attempt to reduce the overall risk of its investments. The risks of futures contracts include the possibility there may be an illiquid secondary market, that a change in the value of the contract may not correlate with the changes in the value of the underlying securities, and/or the possible inability of the counterparty to fulfill its obligations under the agreement.

NOTE 8 – Commitment

In connection with the Fund's investment in Vietnam Azalea Fund Limited (VAF), the Fund is contractually committed to provide additional capital of up to $4,620,000 if and when VAF requests such contributions or draw downs. The total commitment is limited to $11,000,000. At June 30, 2008, the Fund had made a total contribution of $6,380,000. No public market currently exists for the shares of VAF nor are the shares listed on any securities exchange. VAF intends to become listed within one year after the final commitment has been drawn down.

NOTE 9 – Affiliated Company Transactions

A summary of the transactions for the affiliated company during the fiscal year ended June 30, 2008 follows:

	6-30-07 Share Balance	Purchase Cost	Sales Cost	Realized Gain/ (Loss)	Distribu- tions Received	6-30-08 Share Balance	6-30-08 Market Value
Vietnam Azalea Fund Limited[1]	1,100,000	$5,060,000	$—	$—	$—	1,100,000	$4,785,000

(1)Non-income producing during the period.

See Note 8 for additional information.

NOTE 10 – Swaps

The Fund may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. The Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. The Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. The Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which the Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on valuations provided by a pricing vendor or a broker-dealer. Changes in value are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering into swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 11 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Fund, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Asset Strategy Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Asset Strategy Fund, Inc. (the "Fund"), as of June 30, 2008, and the related statement of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2008, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Asset Strategy Fund, Inc. as of June 30, 2008, the results of its operations for the fiscal year then ended, the changes in its net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
August 15, 2008

Income Tax Information

The following information is provided solely to satisfy the requirements set forth by the Internal Revenue Code. Shareholders will be provided information regarding their distributions in 2009.

The Fund designated $6,540,469 of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or $21,106,477 as qualified dividend income for individuals for the tax period ended June 30, 2008.

The Fund designated $66,271,322 as distributions of long-term capital gains. These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividend paid deduction.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

The Board of Directors of Waddell & Reed Advisors Asset Strategy Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds (21 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and W&R Target Funds, Inc.* (25 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc.* The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (17 portfolios) and Ivy Funds, Inc. (12 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Directors) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex. Subject to the Director Emeritus and Retirement Policy, a Director serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

*Changed to Ivy Funds Variable Insurance Portfolios, Inc. effective July 31, 2008.

DISINTERESTED DIRECTORS

Name, address and year of birth	Position(s) held with the Fund and Fund complex	Principal occupation during past 5 years	Other directorships held
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Fund Director since 2007 Director in Fund Complex since 2003	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical plumbing supplies distributor) (1979 to present) and Boettcher Ariel, Inc. (1979 to present); Member of Kansas Board of Regents (2007 to present)	Director of Guaranty State Bank & Trust Co. (financial services), Director of Guaranty, Inc. (financial services); Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen)
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Fund Director since 1997 Director in Fund Complex since 1997	Professor of Law, Washburn School of Law (1988 to present)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939	Fund Director since 1997 Director in Fund Complex since 1997	President and Director, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Advisory Director, UMB Northland Board (financial services); Past President, Liberty Memorial Association (WWI National Museum) (2005-2007); Director, Northland Betterment Commission (community service)
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933	Fund Director since 1998 Director in Fund Complex since 1998 Fund Independent Chairman since 2006	Senior Advisor to the President, J. Paul Getty Trust (arts trust) (until 2006); Professor, University of Utah (non-profit education) (until 2005)	Director, Fluor Corporation (construction and engineering) (until 2005); Director, Salzberg Seminar (non-profit education) (2003-2005)

Name, address and year of birth	Position(s) held with the Fund and Fund complex	Principal occupation during past 5 years	Other directorships held
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Fund Director since 1998 Director in Fund Complex since 1998	President and Chief Operating Officer, Graymark HealthCare (medical holding company) (2008); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma School of Law (1997 to 2008); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present); LSQ Manager, Inc. (2007 to present)	Director and Shareholder, Valliance Bank; Director, Melbourne Family Support Organization (non-profit); Director, Norman Economic Development Coalition (non-profit); Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds (29 portfolios overseen)
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 1919	Fund Director since 1995 Director in Fund Complex since 1988	Shareholder, Gilliland & Hayes, P.A., a law firm (for past 5 years); formerly, Chairman, Gilliland & Hayes (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (financial services)
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Fund Director since 2008 Director in Fund Complex since 2008	Business Consultant; Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present)	Finance Committee Member, Ascension Health (non-profit health system); Director, Baylor Health Care System Foundation (health care)
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 1924	Fund Director since 1995 Director in Fund Complex since 1971	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC (ranching and farming) (1995 to present)	Chairman Emeritus and CEO, Wellness Council of America (health care initiatives); Executive Board and Committee Member, Advisory Council of the Boy Scouts of America

Name, address and year of birth	Position(s) held with the Fund and Fund complex	Principal occupation during past 5 years	Other directorships held
Frank J. Ross, Jr. Polsinelli Shalton Flanigan Suelthaus, L.P. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 1953	Fund Director since 1996 Director in Fund Complex since 1996	Shareholder/Director, Polsinelli Shalton Flanigan Suelthaus, L.P., a law firm (1980 to present)	Director, Columbian Bank & Trust; Director, American Red Cross (social services); Director, Rockhurst University (education); Director, CarEntrust, Inc. (health care technology)
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Fund Director since 1995 Director in Fund Complex since 1995	Chancellor Emeritus, University of Missouri at Kansas City (1999-present); Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen)

INTERESTED DIRECTORS

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company (WRIMCO), the Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership in shares of WDR. Mr. Hechler could be determined to be an interested Director if a prior business relationship with Waddell & Reed were deemed material.

Name, address and year of birth	Position(s) held with the Fund and Fund complex	Principal occupation during past 5 years	Other directorships held
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953	Fund Director since 2007 Director in Fund Complex since 2007	Chief Investment Officer (CIO) of WDR, WRIMCO and Ivy Investment Management Company (IICO), an affiliate of WDR; Senior Vice President of WDR; Executive Vice President of WRIMCO and IICO; portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present); Director of Research for WRIMCO and IICO (1987 to 2005)	Director of WDR, WRIMCO and IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 1936	Fund Director since 1998 Director in Fund Complex since 1998	Formerly, Consultant of WDR and Waddell & Reed (2001 to 2008); formerly, Director of WDR (until 2003)	None
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Fund President since 2001 Fund Director since 1998 Director in Fund Complex since 1998	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO, an affiliate of WDR (2002 to present); formerly, President and CIO of WDR, WRIMCO and IICO (until 2005); President and Director/ Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen); Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address and year of birth	Position(s) held with the Fund	Principal occupation during past 5 years	Other directorships held
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Fund Vice President since 2006 Fund Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (financial services) (1994 to 2005)	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Fund Vice President since 2006 Fund Treasurer since 2006 Fund Principal Accounting Officer, since 2006 Fund Principal Financial Officer since 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003)	None

Name, address and year of birth	Position(s) held with the Fund	Principal occupation during past 5 years	Other directorships held
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 1967	Fund Vice President since 2000 Fund Assistant Secretary since 2006 Fund Associate General Counsel since 2000	Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); formerly, Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Fund Vice President since 2006 Fund Chief Compliance Officer since 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 1965	Fund Vice President since 2000 Fund General Counsel since 2000 Fund Assistant Secretary since 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds
 Waddell & Reed Advisors Global Bond Fund
 Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
 Waddell & Reed Advisors Accumulative Fund
 Waddell & Reed Advisors Core Investment Fund
 Waddell & Reed Advisors Dividend Opportunities Fund
 Waddell & Reed Advisors New Concepts Fund
 Waddell & Reed Advisors Small Cap Fund
 Waddell & Reed Advisors Tax-Managed Equity Fund
 Waddell & Reed Advisors Value Fund
 Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
 Waddell & Reed Advisors Bond Fund
 Waddell & Reed Advisors Government Securities Fund
 Waddell & Reed Advisors High Income Fund
 Waddell & Reed Advisors Municipal Bond Fund
 Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
 Waddell & Reed Advisors Cash Management

Specialty Funds
 Waddell & Reed Advisors Asset Strategy Fund
 Waddell & Reed Advisors Continental Income Fund
 Waddell & Reed Advisors Energy Fund
 Waddell & Reed Advisors Retirement Shares
 Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

NUR1017A (6-08)

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